UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Liquid Audio, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

53631T 10 2

(CUSIP Number)

Jonathan Brooks
JMB Capital Partners, L.P.
1999 Avenue of the Stars, Suite 2040
Los Angeles, California 90067
(310) 286-2929

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53631T 10 2	SCHEDULE 13D	Page 2 of 9

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JMB Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,163,800

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,163,800

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,163,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 53631T 10 2	SCHEDULE 13D	Page 3 of 9

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Smithwood Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,163,800

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,163,800

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,163,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) OO, HC

CUSIP No. 53631T 10 2	SCHEDULE 13D	Page 4 of 9

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jonathan Brooks

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,163,800

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,163,800

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,163,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) IN, HC

Schedule 13D CUSIP No. 53631T102	Page 5 of 9

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.001 per share (“Common Stock”), of Liquid Audio, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 800 Chesapeake Drive, Redwood City, California 94063.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by JMB Capital Partners, L.P., Smithwood Partners, LLC and Mr. Jonathan Brooks (collectively, the “Reporting Persons”).

JMB Capital Partners, L.P. is a California limited partnership (“JMB Capital”).

Smithwood Partners, LLC, a California limited liability company (“Smithwood LLC”), is the general partner of JMB Capital.

Mr. Brooks is the sole member and manager of Smithwood LLC.

(b)	The principal business address of each Reporting Person is 1999 Avenue of the Stars, Suite 2040, Los Angeles, California 90067.

(c)	The principal business of JMB Capital and Smithwood LLC is investing in companies.

The principal occupation of Mr. Brooks is investment management.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Brooks is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 1,163,800 shares of Common Stock owned by the Reporting Persons is $2,810,210. The source of funds used by JMB Capital to purchase the Common Stock was working capital derived from capital contributions from its limited partners.

Item 4. Purpose of Transaction

The Reporting Persons have acquired shares of Common Stock on the open-market since March 28, 2002.

The Reporting Persons currently hold the Common Stock for investment purposes. The Reporting Persons intend to review their investment in the Issuer from time to time and,

Schedule 13D	Page 6 of 9

depending upon the price and availability of the Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer.

A representative of the Reporting Persons has contacted a senior member of management of the Issuer by telephone to discuss shareholder concerns. From time to time, a representative of the Reporting Persons has also contacted other shareholders of the Company to discuss shareholder concerns.

On July 23, 2002, JMB Capital sent a letter to the Board of Directors of the Company. The letter suggests the Company discontinue its operations and distribute its cash to the shareholders of the Company. The letter also recommends that the Company terminate its pending merger proposal and expresses concern about the rate at which the Company is utilizing its cash reserves. A copy of the letter is filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference.

Except as described herein, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Issuer take one or more of such actions.

Item 5. Interest in Securities of the Issuer

(a)	The aggregate percentage of shares of Common Stock reported owned by each Reporting Person is based upon 22,745,624 shares of Common Stock outstanding, as of May 6, 2002, which is the total number of outstanding shares of Common Stock as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 28, 2002.

(b)	JMB Capital beneficially owns 1,163,800 shares of Common Stock, constituting approximately 5.1% of the shares of Common Stock outstanding. JMB Capital has sole voting and dispositive power with respect to the 1,163,800 shares owned by it. As general partner of JMB Capital, Smithwood LLC beneficially owns 1,163,800 shares of Common Stock, constituting approximately 5.1% of the shares outstanding. As general partner of JMB Capital, Smithwood LLC has sole voting and dispositive power with respect to the 1,163,800 shares owned by JMB Capital by virtue of its authority to vote and dispose of such shares. As the sole member and manager of Smithwood LLC, Mr. Brooks beneficially owns 1,163,800 shares of Common Stock, constituting approximately 5.1% of the shares of Common Stock outstanding. As the sole member and manager of Smithwood LLC, Mr. Brooks has sole voting and dispositive power with respect to the 1,163,800 shares owned by JMB Capital by virtue of his authority to vote and dispose of such shares.

Schedule 13D	Page 7 of 9

(c)	Schedule A annexed hereto lists all transactions in the Issuer’s Common Stock in the last sixty days by the Reporting Persons.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuers.

Item 7. Material to Be Filed as Exhibits

Exhibit
Number	Description

1	Letter from JMB Capital to the Board of Directors of the Issuer, dated July 23, 2002.

Schedule 13D CUSIP No. 53631T102	Page 8 of 9

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2002

JMB CAPITAL PARTNERS, L.P.

By:	Smithwood Partners, LLC

By:	/s/ Jonathan Brooks

Name: Jonathan Brooks Title: Sole Member and Manager

SMITHWOOD PARTNERS, LLC

By:	/s/ Jonathan Brooks

Name: Jonathan Brooks Title: Sole Member and Manager

JONATHAN BROOKS

/s/ Jonathan Brooks

Jonathan Brooks, an individual

Schedule 13D CUSIP No. 53631T102	Page 9 of 9

Schedule A

     Transactions in the Shares of Common Stock of Liquid Audio, Inc. During the Past 60 Days

Date of	Price Per	Shares of Common Stock
Purchase	Share	Purchased*

JMB Capital Partners, L.P.**

6/06/2002	$2.5459	8,500
6/07/2002	$2.54	45,000
6/10/2002	$2.54	90,500
6/11/2002	$2.54	62,000
6/13/2002	$2.325	60,000
6/13/2002	$2.289	1,000
6/14/2002	$2.32	10,000
6/18/2002	$2.4003	194,600
6/19/2002	$2.3755	106,100
6/20/2002	$2.35	19,900
6/21/2002	$2.35	144,700
6/21/2002	$2.35	35,000
6/24/2002	$2.37	8,300
7/15/2002	$2.42	200,000

*	All shares were acquired in open-market transactions.

**	Jonathan Brooks is the sole member and manager of Smithwood Partners, LLC, which in turn is the general partner of JMB Capital Partners, L.P. As the sole member and manager of Smithwood Partners, LLC, Mr. Brooks beneficially owns the shares of Common Stock purchased by JMB Capital Partners, L.P. listed on the schedule above. As general partner of JMB Capital Partners, L.P., Smithwood Partners, LLC beneficially owns the shares of Common Stock purchased by JMB Capital Partners, L.P. listed on the schedule above.